Exhibit 21.1

Subsidiaries of Seventy Seven Energy Inc.

Name	State or Other Jurisdiction of Incorporation or Organization
Seventy Seven Operating LLC	Oklahoma
Nomac Drilling, L.L.C.	Oklahoma
Thunder Oilfield Services, L.L.C.	Oklahoma
Performance Technologies, L.L.C.	Oklahoma
PTL Prop Solutions, L.L.C.	Oklahoma
Mid-States Oilfield Supply LLC	Oklahoma
Great Plains Oilfield Rental, L.L.C.	Oklahoma
Oilfield Trucking Solutions, L.L.C.	Oklahoma
Hodges Trucking Company, L.L.C.	Oklahoma
Keystone Rock & Excavation, L.L.C.	Oklahoma
Chesapeake Oilfield Finance, Inc.	Delaware
Western Wisconsin Sand Company, LLC	Wisconsin
Seventy Seven Land Company LLC	Oklahoma